SIGNET INTERNATIONAL HOLDINGS, INC.
205 WORTH AVENUE, SUITE 316
PALM BEACH, FLORIDA 33480
(561) 832-2000

February 2, 2007

U.S. Securities & Exchange Commission
Office of Small Business
450 Fifth Street NW
Washington, D.C. 20549

Re:	Signet International Holdings, Inc.
File No. 333-138298

Dear Sir/Madam:

As requested this letter will confirm that in all future 1934 Act period filings with the SEC, the Company will replace the word “Designed” with the word “Effective” in the controls and procedures section of such filings.

Very truly yours,

SIGNET INTERNATIONAL HOLDINGS, INC.

/s/ ERNEST LETIZIANO
PRESIDENT AND SECRETARY